Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Dated May 28, 2015
Registration Statement No. 333-201462
Relating to
Preliminary Prospectus Supplement Dated May 28, 2015 and
Prospectus dated January 22, 2015

AdCare Health Systems, Inc.

PRICING TERM SHEET

10.875% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)
May 28, 2015

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by AdCare Health Systems, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 28, 2015 (the “Preliminary Prospectus Supplement”) and the Company’s Registration Statement (File No. 333-201462). This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 10.875% Series A Cumulative Redeemable Preferred Stock, including the final size of the offering.

Issuer:	AdCare Health Systems, Inc.

Security:	10.875% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Number of Shares Offered:	588,235 shares

Joint Book-Running Managers:	MLV & Co. LLC and Northland Capital Markets. Northland Capital Markets is the trade name for certain capital markets and investment banking activities of Northland Securities, Inc., member FINRA/SIPC.

Co-Managers:	GVC Capital LLC and National Securities Corporation

Best Efforts:
The underwriters are selling the shares of Series A Preferred Stock on a “best efforts” basis and are not required to purchase any shares of the Series A Preferred Stock for their own account, but will use their best efforts to sell the securities offered by the Preliminary Prospectus Supplement and the accompanying prospectus.

Ticker/Exchange:	“ADK.PRA”/NYSE MKT

Public Offering Price:	$25.50 per share

Underwriting Discount and Commissions:	$787,500

Net Proceeds to the Company, before expenses:	$14,212,493

Liquidation Preference:	$25.00 per share

Dividend Rate:	10.875% of the $25.00 liquidation preference per share per annum (equivalent to $2.7187 per share per annum)

Penalty Dividend Rate:	12.875% of the $25.00 liquidation preference per share per annum (equivalent to $3.2187 per share per annum)

868899

Dividend Payment Dates:	On or about the last calendar day of each of March, June, September and December.

Trade Date:	May 28, 2015

Expected Settlement Date:	June 2, 2015 (T + 3)

Optional Redemption:
We may not redeem the Series A Preferred Stock prior to December 1, 2017, except we are required to redeem the Series A Preferred Stock following a Change of Control (as defined in the Preliminary Prospectus Supplement). On and after December 1, 2017, we may redeem the Series A Preferred Stock for cash at our option, from time to time, in whole or in part, at a redemption rate of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date. See “Description of the Series A Preferred Stock-Redemption-General” in the Preliminary Prospectus Supplement.

Special Redemption Upon Change of Control:
Following a Change of Control of us by a person or entity, we (or the acquiring entity) will be required to redeem the Series A Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Control has occurred for cash, at the price of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date. See “Description of the Series A Preferred Stock-Redemption-Special Redemption Upon Change of Control” in the Preliminary Prospectus Supplement.

Maturity:
The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, except following a Change of Control. Accordingly, absent a Change of Control, the shares of Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem them.

CUSIP/ISIN:	00650W 409 / US00650W4096
As used in this free writing prospectus, references to the “Company,” “issuer,” “our” and “we” mean AdCare Health Systems, Inc. together with its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related Preliminary Prospectus Supplement if you request it by contacting MLV & Co. LLC, 1301 Avenue of the Americas, 43rd Floor, New York, New York 10019, Attention: Julie Bagley, Email: jbagley@mlvco.com, Telephone: (212) 542-5882 or Northland Capital Markets, 45 South 7th Street, Suite 2000, Minneapolis, Minnesota 55402, Attention: Adam J. Sandvig, Email: asandvig@northlandcapitalmarkets.com, Telephone: (612) 460-4803.